CERTIFICATE OF RESTATEMENT OF ARTICLES OF INCORPORATION

The undersigned certify that:

1. They are the President and Secretary, respectively, of SIMGRAPHICS ENGINEERING CORPORATION, a California corporation, with California Entity Number C1273546.

2. The Articles of Incorporation of this corporation have been amended and restated in their entirety to read as attached hereto as Exhibit A. Exhibit A setting forth the Restated Articles of Incorporation is hereby formally incorporated by reference as if fully set forth herein.

3. The Restated Articles of Incorporation have been unanimously approved by the Board of Directors of the Corporation pursuant to Section 9.05(b) of the California Corporations Code.

4. Pursuant to the original articles, the Company was declared to be a close corporation, however the Company, by restating its articles of incorporation intends to become a general stock corporation (and not a close corporation). The conversion to a general stock corporation was specifically approved by two-thirds 66 2/3%) of the existing shareholders of the Company as required by Section 158(c) of the California Corporations Code.

5. The Restated Articles of Incorporation have also been duly approved by the required vote of the existing shareholders of the Company pursuant to Sections 902 and 903 of the California Corporations Code. The total number of outstanding shares of the corporation is 95,226. The number of shares voting in favor of these Articles of Incorporation (all 95,226 shares voted to approve them) equaled or exceeded the vote required. The percentage vote required was in excess of two thirds (66 2/3%) of the outstanding shares.

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

Dated: December 20, 2021

Richard Parker, President

Richard Parker, Secretary

EXHIBIT A TO CERTIFICATE

RESTATED ARTICLES OF INCORPORATION

of

SIMGRAPHICS ENGINEERING COMPANY

ARTICLE 1: ***Name***. The name of the Company is SimGraphics Engineering Corporation.

ARTICLE 2. ***Purpose***. The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

ARTICLE 3: ***Authorized Classes of Shares***. The Company is authorized to issue two classes of shares, the Common Shares and the Convertible Preferred Shares. The Company is authorized to issue up to 300,000 Common Shares and up to 75,000 Convertible Preferred Shares. The Common Shares and the Convertible Preferred Shares so issued are collectively referred to herein as the "***Shares***." The Shares of the Company have no par value.

ARTICLE 4: ***The Common Shares.*** Each issued and outstanding Share of the Common Shares shall be entitled to a single vote for directors of the Company and in each other matter other that is brought to a vote by the holders of the Shares, other than matters requiring a vote of the Convertible Preferred Shares as a class pursuant to California law. Upon any Liquidation Event the Common Shares will be entitled to equal, ratable and pari passu distribution with the Convertible Preferred Shares, and on a Share-by-Share basis, of the proceeds of the assets of the Company resulting from such Liquidation Event, provided that the Convertible Preferred Shares must receive all distributions until they receive the Liquidation Preference.

ARTICLE 5: ***The Convertible Preferred Shares***. The Convertible Preferred Shares shall be entitled to the following rights, preferences, privileges and restrictions:

(a) ***Ranking in Liquidation***. If any Liquidation Event occurs, then (i) the Convertible Preferred Shares shall rank senior and prior to the Common Shares, but only to the extent of the Liquidation Preference, and (ii) the Convertible Preferred Shares shall have equal, ratable and pari passu ranking with the Common Shares if the Liquidation Preference is paid.

As used herein:

"**Liquidation Event**" means (a) any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or (b) the occurrence of any Change of Control.

"**Liquidation Preference**" means an amount equal to $12.00 per share of the Convertible Preferred Shares, subject to adjustment in the event of a shares split, shares dividend or similar event applicable to the Convertible Preferred Shares.

"**<u>Change of Control</u>**" means the existence or occurrence of any of the following: (a) the sale, conveyance or disposition of all or substantially all of the assets of the Company; (b) the effectuation of a transaction or series of related transactions in which more than 50% of the voting power of the Company is disposed of; (c) the consolidation, merger or other business combination of the Company with or into any other entity, immediately following which the prior shareholders of the Company fail to own, directly or indirectly, at least 50% of the voting equity of the surviving entity; (d) a transaction or Series of transactions in which any Person or "group" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) acquires more than 50% of the voting equity of the Company; or (e) the replacement of a majority of the Board of Directors with individuals who were not nominated or elected by at least a majority of the directors at the time of such replacement.

(b) ***Voting.*** Each issued Share of the Convertible Preferred Shares shall be entitled to a single vote (both for directors of the Company and in any other matter other that is brought to a vote by the holders of the Shares), other than matters requiring a vote of the Common Shares as a class pursuant to California law.

(c) ***Dividends***. No stated dividend will be paid in respect of the Convertible Preferred Shares.

(d) ***Certain Covenants.*** While any of the Convertible Preferred Shares remain outstanding, the Company agrees for the benefit of the holders from time to time of the Convertible Preferred Shares that:

(i) The Company shall not declare or pay any dividend or distribution in respect of any Shares of other class of Shares of the Company (or redeem, purchase or otherwise acquire, or pay into, set apart money or make available for a sinking or other analogous fund for the redemption, purchase or other acquisition of, to the Common Shares or any other class of shares of the equity securities of the Company), <u>unless</u> (A) that dividend or distribution is also made in respect of each of the Convertible Preferred Shares, and (B) no dividend or distribution is paid in respect of any Shares of other class of Shares of the Company that does not result in the full payment of the Liquidation Preference in respect of each outstanding Share of the Convertible Preferred Shares in cash.

(ii) Without limitation on the generality of clause (i), in the event of any share split, share combination or other similar adjustment to the number of Shares of the Common Stock, then the same adjustment will be ratably made to the number of Convertible Preferred Shares.

(iii) In the event that the holders of at least a majority of the outstanding Convertible Preferred Shares agree to allow the Company to alter or change the rights, preferences or privileges of the Convertible Preferred Shares pursuant to applicable law, no such change shall be effective to the extent that, by its terms, such change applies to less than all of the Convertible Preferred Shares then outstanding.

(iv) The Company hereby reserves from issuance, and at all times shall reserve, sufficient Common Shares to honor each possible conversion of the Convertible

Preferred Shares (in addition to any possible exercise of options to acquire Shares.

(v) The Company, shall not, without the vote or written consent by the holders of all of the Convertible Preferred Shares, voting together as a single class:

a. Redeem, purchase or otherwise acquire for value (or pay into or set aside for a sinking or other analogous fund for such purpose) any Convertible Preferred Shares, except for a transaction in which all outstanding shares of Convertible Preferred Shares are concurrently redeemed, purchased or otherwise acquired;

b. increase the number of authorized Convertible Preferred Shares or create any new class of capital shares having a preference over the Convertible Preferred Shares as to payment of dividends, redemption or distribution of assets upon a Liquidation Event or any other liquidation, dissolution or winding up of the Company;

c. re-issue any Convertible Preferred Shares which have been converted in accordance with the terms hereof;

d. issue any equity securities of the Company ranking senior to Convertible Preferred Shares either as to the payment of dividends or as to rights in liquidation, dissolution or winding-up of the affairs of the Company.

ARTICLE 6: ***Conversion***.

(a) **Optional Conversion**. Each holder of Convertible Preferred Shares shall have the right to convert, at any time and from time to time, all or any part of the Convertible Preferred Shares held by such holder into the same number of Common Shares by notice to the Company.

(b) **Mandatory Conversion**. In the event that the Company hereafter enters into any financing transaction pursuant to which it issues any of its indebtedness or capital stock (other than the Convertible Preferred Shares) for cash that is an amount that is at least $500,000, then each outstanding Convertible Preferred Share shall automatically convert to a Common Share without further action by the Company.

(c) **Certificates**. The Company will promptly issue a replacement stock certificate to the holder of Convertible Preferred Shares upon any conversion of their Shares pursuant to this Section upon request upon delivery of any original certificate or appropriate indemnity.

ARTICLE 7: ***Status of Shares***. All Convertible Preferred Shares that are at any time converted pursuant to Article 6 above, and all Convertible Preferred Shares that are otherwise reacquired by the Company and subsequently canceled by the Board of Directors, shall be retired and shall not be subject to reissuance.

ARTICLE 8: **Tag-Along and Drag-Along Rights**.

(a) If, in one transaction or any series of related transactions, the holder or holders of the Shares of the Company (the "***Selling Shareholders***") sell, assign or otherwise transfer their Shares constituting more than 20% of the issued and outstanding Shares to one or more Unaffiliated Persons, then all other holders of Shares of the Company shall be entitled to ratably participate in such transactions at the same price per Share and other terms as the Selling Shareholder. Each Selling Shareholder must notify the Company of any proposed transaction and its terms, and the Company will promptly notify each shareholder thereof, and the transaction may not be consummated until at least five days have passed following such notification to the shareholders. Shareholders desiring to participate in such If a transaction may so elect by notice to the Company within such five-day period (or will be deemed to have waived the rights granted by this clause (a).

(b) If, the holders of the two-thirds of the Shares of the Company approve any transaction in which all of their Shares are sold to one or more Unaffiliated Persons, then each of the holders of the Shares may be required by the Company to sell their Shares (but not less than all of them) to such Unaffiliated Persons on the same price per share and other terms, provided that the holders of the Convertible Preferred Shares will not be required to participate in any such transaction in which they receive less than the Liquidation Preference unless there is no consideration paid in respect of the Common Shares.

(c) As used in this Article, the term "Unaffiliated Person" means any person who is not (a) a holder of at least 5% of the Shares of the Company, (b) a family member of any such holder within two degrees of consanguinity or the spouse or issue of any such person, or (c) a business entity controlled by or under common control with any such person.

ARTICLE 9: ***Director Liability***. The liability of the directors of the Company for monetary damages shall be eliminated to the fullest extent permissible under California law.

ARTICLE 10. ***Indemnification of Agents***. The Company shall indemnify its Directors and other agents (as defined in Section 317 of the California Corporations Code) to the fullest extent permissible under California law.

ARTICLE 11. ***Effective Date***. These Restated Articles of Incorporation become effective when they are filed by the Secretary of State of California.